[Letterhead of Phelps Dodge Corporation]

                                                                  March 10, 1998

Dear Phelps Dodge Stockholder:

         During the 1980's, your Board of Directors viewed with concern the use of abusive tactics in attempts to take over major companies. One of the actions taken in response to those developments was the adoption of our Preferred Share Purchase Rights Plan in July 1988.

         In view of legal developments since the time of the original Rights Plan's adoption, your Board has decided that it would be beneficial to the Company and its stockholders to substitute a new rights plan for the original plan. Accordingly, the Board has authorized redemption of the original rights and provided for a distribution of new rights. This action is more fully described in the enclosed press release.

         The new rights are not being issued in response to any known effort to acquire control of the Company.

         The Board of Directos has authorized the Company to pay a regular quarterly dividend on the Company's common shares of 50 cents per share. The cash payment of 50 cents per share will be made on March 10, 1998 to shareholders of record as of February 24, 1998 and will include $.005 per share for the redemption of each original right.

         The new rights will initially trade together with your common shares and will be represented by your common share certificates. The new rights are not currently exercisable and, as indicated in the enclosed press release, do not become exercisable unless certain acquisition events occur with respect to the Company. A complete description of the new rights is included with your first quarter dividends check in this mailing.


                                        Sincerely,



                                        Douglas C. Yearley
                                        Chairman of the Board and
                                        Chief Executive Officer